Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

Alcatel-Lucent welcomes Nokia’s shareholders approval and waives certain lock-up restrictions

Paris, France, December 2, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) has today welcomed the announcement by Nokia of the support of Nokia’s shareholders for the public exchange offer filed by Nokia for all outstanding ordinary shares, American depositary shares and OCEANE convertible bonds of Alcatel-Lucent, in exchange for Nokia shares or Nokia American depositary shares (the “Offer”) with the approval of all resolutions relating to the Offer during the Extraordinary Shareholder Meeting held today.

The members of Alcatel-Lucent board of directors (the “Board”) confirmed during a meeting held on December 1, 2015 that they intend to tender their Alcatel-Lucent securities not subject to lock-up into the Offer as indicated in the Board’s reasoned opinion included in Alcatel-Lucent’s response offer document on which the Autorité des marchés financiers affixed visa no. 15-574 dated November 12, 2015.

In this respect, the Board decided to partially waive the holding obligations applicable to the shares held by Mr. Camus.

The Board also decided to waive the obligation of the Alcatel-Lucent Leadership Team members to hold Alcatel-Lucent shares in an amount equal to one year’s salary in order to enable them to tender such Alcatel-Lucent shares into the Offer.

In addition, Alcatel-Lucent announces that the mutual fund supervisory board (conseil de surveillance du Fonds Commun de Placement Actionnariat) of Alcatel-Lucent had decided on November 30, 2015 to tender the Alcatel-Lucent Shares it holds into the Offer.

More information regarding the partial waiver of Mr. Camus’ holding obligations is available as an annex to the present press release and at https://www.alcatel-lucent.com/about/governance.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.

ANNEX

DECISION OF THE BOARD OF DIRECTORS DATED DECEMBER 1, 2015

RELATING TO THE PARTIAL WAIVER OF MR. PHILIPPE CAMUS’ HOLDING OBLIGATIONS

The board of directors of Alcatel-Lucent (the “Board”) notes that until such time as Mr. Philippe Camus ceases his functions as Chairman of the Board, Mr. Camus is required to hold all the Alcatel-Lucent shares resulting from the grant of performance shares pursuant to his stock-based compensation in accordance with applicable law (the “Specific Lock-up”) and more generally, pursuant to a decision from the company, any Alcatel-Lucent shares acquired throughout his term of office (the “General Lock-up”).

Given the reduced liquidity which may affect the Alcatel-Lucent shares held by Mr. Camus following the exchange offer initiated by Nokia (the “Offer”), the Board1 decided on December 1, 2015, upon recommendation of the Corporate Governance and Nominations Committee, to waive the General Lock-up in order to allow Mr. Camus to tender his Alcatel-Lucent shares into the initial Offer.

Pursuant to such decision and in accordance with his intention to tender contained in the reasoned opinion of the Board included in Alcatel-Lucent’s response offer document on which the Autorité des marchés financiers (the “AMF”) affixed visa no. 15-574 dated November 12, 2015, Mr. Camus will tender into the initial Offer a total of 1,103,269 Alcatel-Lucent shares (out of the 1,131,352 he holds) corresponding to the sum of:

i.	the 670,000 Alcatel-Lucent shares granted to him pursuant to the 2008, 2009, 2010 and 2011 performance shares plans; plus

ii.	the maximum number of Alcatel-Lucent shares granted to him pursuant to the 2012 performance shares plan (which are still subject to the holding period of such plan expiring in March 2016) corresponding to a multiple of 20 Alcatel-Lucent shares, as per the constraints described in section 2.7 of Nokia’s French offer document on which the AMF affixed visa no. 15-573 dated November 12, 2015 (i.e. 211,340 out of the 211.352 Alcatel-Lucent shares granted under the 2012 performance share plan, the other 12 Alcatel-Lucent shares remaining subject to the holding period of such plan); plus

iii.	the 250,000 Alcatel-Lucent shares purchased by him; minus

iv.	the 28,071 Alcatel-Lucent shares Mr. Camus is required to hold pursuant to the 2012 performance shares plan in order to benefit from the suspension of the purchase obligation contained in such plan.

As a result, the following shares shall remain subject to the Specific Lock-up for so long as Mr. Camus remains in office as Chairman of the Board in accordance with article L. 225-197-1 of the French commercial code:

—	265,364[2] of the 606,797 Nokia shares to be received in exchange for the Alcatel-Lucent shares tendered by Mr. Camus into the initial Offer;

—	the 12 Alcatel-Lucent shares (which also remain subject to the holding period of the 2012 performance shares plan); and

—	the 28,071 Alcatel-Lucent shares mentioned in (iv) above.

[1]	Mr. Camus did not participate in the discussions on and did not vote on such decision.
[2]	Corresponding to 482,480 Alcatel-Lucent shares subject to the Specific Lock-up (78,710 pursuant to the 2008 plan, 54,720 pursuant to the 2009 plan, 108,874 pursuant to the 2010 plan, 170,000 pursuant to the 2011 plan and 70,176 pursuant to the 2012 plan).